UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 19, 2010

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
May 24, 2010

Item 5.07 Submission of Matters to a Vote of Security Holders.

First Midwest Bancorp, Inc. (the "Company") held its Annual Meeting of Stockholders on May 19, 2010. A total of 65,721,635 shares were represented in person or by proxy, or 88.63% of the total outstanding shares of common stock of the Company. The final results of stockholder voting on the four proposals presented were as follows:

Proposal 1 - Election of Directors

Michael L. Scudder (Approved)

For	Against	Abstain	Broker Non-Votes
56,806,220	2,764,396	161,039	5,989,981

Brother James Gaffney (Approved)

For	Against	Abstain	Broker Non-Votes
55,286,679	4,302,725	142,251	5,989,981

Patrick J. McDonnell (Approved)

For	Against	Abstain	Broker Non-Votes
57,139,440	2,411,937	180,278	5,989,981

John L. Sterling (Approved)

For	Against	Abstain	Broker Non-Votes
56,405,455	3,182,510	143,690	5,989,981

J. Stephen Vanderwoude (Approved)

For	Against	Abstain	Broker Non-Votes
56,367,936	3,206,974	156,745	5,989,981

Proposal 2 (Approved) - Advisory (non-binding) vote ratifying the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2010.

For	Against	Abstain	Broker Non-Votes
64,069,887	1,551,759	99,989	

Proposal 3 (Approved) - Approval of certain amendments to and the restatement and renewal of the *First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan*.

For	Against	Abstain	Broker Non-Votes
49,466,927	10,048,948	215,780	5,989,981

Proposal 4 (Approved) - Advisory (non-binding) vote approving executive compensation.

For	Against	Abstain	Broker Non-Votes
60,572,318	4,343,979	805,338	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: May 24, 2010

/s/ CYNTHIA A. LANCE
By: Cynthia A. Lance
Executive Vice President and
Corporate Secretary